United States
Securities and Exchange Commission
Washington, DC 20549

Schedule 13D/A
(Rule 13D-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(A) and
Amendments Thereto Filed Pursuant To § 240.13d-2(A)
Under the Securities Exchange Act of 1934

(Amendment No. 1)

INFINITE GROUP, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

456910306
(CUSIP Number)

Donald W. Reeve c/o INFINITE GROUP, INC. 175 SULLY'S TRAIL, STE 202 Pittsford, NY 14534 Tel: 585-385-0610
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

CUSIP No. 456910306	Schedule 13D/A	Page 3 of 4

1	NAMES OF REPORTING PERSONS Donald W. Reeve
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 2,981,460
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 2,981,460
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,981,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 456910306	Schedule 13D/A	Page 3 of 4

Item 1.	Security and Issuer.

    The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of Infinite Group, Inc., a Delaware corporation with its principal offices at 175 Sully’s Trail, Suite 202, Pittsford, NY 14534 (the “Company”).

Item 2.	Identity and Background.

This Amendment No. 1 amends the Schedule 13D filed by Donald W. Reeve (the “Reporting Person”) on December 11, 2014. The Reporting Person is the Chairman of the Company’s board. The principal business address of the Reporting Person is 175 Sully’s Trail, Suite 202, Pittsford, NY 14534. The Reporting Person is a citizen of the United States.

The Reporting Person has not during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

On September 5, 2013, the Company issued the Reporting Person an option to purchase 500,000 shares of Common Stock at an exercise price of $0.15 per share on the terms and subject to the conditions set forth in a stock option agreement between the Company and the Reporting Person (the “2013 Option”). The 2013 Option vested immediately and has a term of ten years from the date of issuance.

On December 1, 2014, the Company entered into an unsecured line of credit financing agreement with the Reporting Person. As payment of an origination fee for the line of credit financing, the Company issued to the Reporting Person (i) 600,000 shares of Common Stock having an aggregate fair market value of $30,000 and (ii) an option to purchase 600,000 shares of Common Stock at an exercise price of $0.05 per share on the terms and subject to the conditions set forth in a stock option agreement between the Company and the Reporting Person (the “2014 Option”). The 2014 Option vested immediately and has a term of ten years from the date of issuance.

On September 30, 2016, the Company issued the Reporting Person an option to purchase 800,000 shares of Common Stock at an exercise price of $0.04 per share on the terms and subject to the conditions set forth in a stock option agreement between the Company and the Reporting Person (the “2016 Option”). The 2016 Option vested immediately and has a term of five years from the date of issuance. On September 16, 2021, the Reporting Person exercised the 2016 Option in full purchasing an aggregate of 800,000 shares of Common Stock at $0.04 per share for an aggregate purchase price of $32,000 using personal funds.

On December 23, 2019, the Company issued the Reporting Person an option to purchase 250,000 shares of Common Stock at an exercise price of $0.05 per share on the terms and subject to the conditions set forth in a stock option agreement between the Company and the Reporting Person (the “2019 Option” and together with the 2013 Option, 2014 Option, and 2016 Option, the “Options”). The 2019 Option vested immediately and has a term of five years from the date of issuance.
Except as set forth above, beneficial ownership (as such term is defined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of the 2,981,460 shares of Common Stock beneficially owned by the Reporting Person was acquired pursuant to purchases with personal funds in open market transactions.

Item 4.	Purpose of the Transaction.

The securities reported on herein are held for the purpose of investment.

Except as otherwise described herein, the Reporting Person has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

a)
The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person is 2,981,460 shares, of which 1,631,460 are issued and outstanding and 1,350,000 are issuable under the terms of the Options. The 2,981,460 shares beneficially owned by the Reporting Person represents approximately 8.8% of the total shares of Common Stock outstanding as of the date hereof.

b)	The Reporting Person has the sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, all the shares of Common Stock reported on herein.

c)	Except as disclosed in Item 3 above, the Reporting Person has not effected any transaction in the shares of Common Stock during the last 60 days.

d)	None.

e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person, with respect to the securities of the Company.

Item 7.	Material to be filed as Exhibits.

Exhibit No.                      Description

None.

CUSIP No. 456910306	Schedule 13D/A	Page 3 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2022	By:	/s/ Donald W. Reeve
Donald W. Reeve